September 20, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edif cio Jatob , 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulh a Rodrigues, 939
Tambor , Barueri, S o Paulo, SP 06460-040
Federative Republic of Brazil

       Re: AZUL SA
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38049

Dear Mr. Malfitani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure